# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CSLM Digital Asset Acquisition Corp III, Ltd, CIK 0002068454
CUSIP: G2584S101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida (FL), 33308
Date of event which requires filing of this statement: 08/26/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068453

## Reporting persons
- CSLM Acquisition Sponsor II, Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,141,667; shared voting power 0; sole dispositive power 8,141,667; shared dispositive power 0; aggregate amount beneficially owned 8,141,667 (25.8% of the class)
  Comment: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 575,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 7,566,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 575,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated August 26, 2025, by and between the Sponsor and CSLM Digital Asset Acquisition Corp III, Ltd (the "Issuer"). Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units.
- Charles T. Cassel III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,141,667; sole dispositive power 0; shared dispositive power 8,141,667; aggregate amount beneficially owned 8,141,667 (25.8% of the class)
  Comment: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares (defined below) reported in Items 6, 8 and 9 consisting of (a) 575,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 7,566,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 575,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated August 26, 2025, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Mr. Cassel disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Jonathan Binder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,141,667; sole dispositive power 0; shared dispositive power 8,141,667; aggregate amount beneficially owned 8,141,667 (25.8% of the class)
  Comment: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares (defined below) reported in Items 6, 8 and 9 consisting of (a) 575,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 7,566,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 575,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated August 26, 2025, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Mr. Binder disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Vikas Mittal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,141,667; sole dispositive power 0; shared dispositive power 8,141,667; aggregate amount beneficially owned 8,141,667 (25.8% of the class)
  Comment: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares (defined below) reported in Items 6, 8 and 9 consisting of (a) 575,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 7,566,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 575,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated August 26, 2025, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Mr. Mittal disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: CSLM Digital Asset Acquisition Corp III, Ltd
Address of issuer's principal executive offices: 2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL 33308

## Item 2. Person Filing
Name of person filing: (i) CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), Charles T. Cassel III, (ii) Jonathan Binder and (iii) Vikas Mittal. The Sponsor, Charles T. Cassel III, Jonathan Binder and Vikas Mittal have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Charles T. Cassel III, Jonathan Binder and Vikas Mittal have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Charles T. Cassel III, Jonathan Binder and Vikas Mittal are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o CSLM Acquisition Sponsor II, Ltd, 2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL 33308
Citizenship:
(i) CSLM Acquisition Sponsor II, Ltd - Cayman Islands
(ii) Charles T. Cassell III- United States
(iii) Jonatha Binder - United States
(iv) Vikas Mittal - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,141,667 Ordinary Shares consisting of (i) 575,000 Class A Ordinary Shares and (ii) 7,566,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by CSLM Acquisition Sponsor II, Ltd (the "Sponsor"). The Sponsor is the record holder of the Ordinary Shares reported herein. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Each of Charles T. Cassel III, Jonathan Binder and Vikas Mittal, disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Percent of class: 25.8% (based on 31,557,917 Ordinary Shares outstanding as reported in the Issuer's final prospectus dated August 27, 2025).
Sole power to vote or to direct the vote: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares reported herein consisting of (i) 575,000 Class A Ordinary Shares and (ii) 7,566,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Each of Charles T. Cassel III, Jonathan Binder and Vikas Mittal, disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to vote or to direct the vote: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares reported herein consisting of (i) 575,000 Class A Ordinary Shares and (ii) 7,566,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Each of Charles T. Cassel III, Jonathan Binder and Vikas Mittal, disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Sole power to dispose or to direct the disposition: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares reported herein consisting of (i) 575,000 Class A Ordinary Shares and (ii) 7,566,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Each of Charles T. Cassel III, Jonathan Binder and Vikas Mittal, disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to dispose or to direct the disposition: CSLM Acquisition Sponsor II, Ltd (the "Sponsor"), is the record holder of the 8,141,667 Ordinary Shares reported herein consisting of (i) 575,000 Class A Ordinary Shares and (ii) 7,566,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 287,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. The legal and beneficial owners of the Sponsor are: (i) Consilium Investment Capital, Inc., which is owned and controlled by Charles T Cassel III and Jonathan M. Binder and (ii) Samara CSLM, LLC which is owned and controlled by Vikas Mittal. By virtue of their shared control over the manager of the Sponsor, Mr. Cassel, Mr. Binder, and Mr. Vittal may be deemed to beneficially own shares held by the Sponsor. Each of Charles T. Cassel III, Jonathan Binder and Vikas Mittal, disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- CSLM Acquisition Sponsor II, Ltd: /s/ Vikas Mittal, Director (10/17/2025)
- Charles T. Cassel III: /s/ Charles T. Cassel III, Charles T. Cassel III (10/17/2025)
- Jonathan Binder: /s/ Jonathan Binder, Jonathan Binder (10/17/2025)
- Vikas Mittal: /s/ Vikas Mittal, Vikas Mittal (10/17/2025)